AB
12/13



07008706


SEC MAIL
RECEIVED
PROCESSING
NOV 2 8 2007
WASH, D.C.
200
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC.

OFFICIAL USE ONLY
14890
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1635 W. FIRST ST., STE. 104
(No. and Street)

GRANITE CITY (City) ILLINOIS (State) 62040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN F. SPENGEMANN 312-642-6408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS KELLER & WIGGINS, LLC
(Name – *if individual, state last, first, middle name*)

2025 CRAIGSHIRE, #130 ST. LOUIS, MO 63146
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/7/08

OATH OR AFFIRMATION

I, BRIAN F. SPENGEMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVENTRY CAPITAL, INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


JANICE QUIN
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Dec. 8, 2009
Commission # 05526535

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: COVENTRY CAPITAL, INC. [13]

SEC FILE NO.: 8-29988 [14]

FIRM I.D. NO.: 014890 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1635 W. FIRST ST., STE. 104 [20]
(No. and Street)

GRANITE CITY [21] IL [22] 62040 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/06 [24]

AND ENDING (MM/DD/YY): 09/30/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: BRIAN F. SPENGEMANN [30]

(Area Code) — Telephone No.: 312-642-6408 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of NOVEMBER 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DAVIS KELLER & WIGGINS, LLC [70]

ADDRESS

2025 CRAIGSHIRE, #130 [71]	ST. LOUIS [72]	MO [73]	63146 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/07 [99]
SEC FILE NO. 8-29988 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 2333	200			$ 2333	750
2. Receivables from brokers or dealers:						
A. Clearance account	12411	295				
B. Other		300	$	550	12411	810
3. Receivable from non-customers	9669	355	99167	600	108836	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 24413	540	$ 99167	740	$ 123580	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. *Liabilities*	Non-A.I. *Liabilities*	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	4783 [1205]	[1385]	4783 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 4783 [1230]	$ [1450]	$ 4783 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		95000 [1792]
C. Additional paid-in capital		36700 [1793]
D. Retained earnings		(12903) [1794]
E. Total		118797 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 118797 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 123580 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/07

COMPUTATION OF NET CAPITAL

Item			Code		Code
1. Total ownership equity from Statement of Financial Condition				$ 118797	3480
2. Deduct ownership equity not allowable for Net Capital	[19]			( )	3490
3. Total ownership equity qualified for Net Capital					3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 118797	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17]	$ 99167	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(99167)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions	[20]			$ 19630	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	[18]		3735		
2. Debt securities			3733		
3. Options	[30]		3730		
4. Other securities		683	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(683)	3740
10. Net Capital				$ 18947	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 9/30/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6^2/_3$% of line 19)	$	319	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	13947	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	4783	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	4783	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	25.2	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. $6^2/_3$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 100106 [3932] to 093007 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 132139	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		35126	3975
8. Other revenue		4908	3995
9. Total revenue		$ 172173	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		75803	4120
11. Other employee compensation and benefits		5721	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		2572	4195
15. Other expenses		92887	4100
16. Total expenses		$ 176983	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (4810)	4210
18. Provision for Federal income taxes (for parent only)		280	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (5090)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (4866)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC.

For the period (MMDDYY) from 10/01/06 to 09/30/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 88337	4240
A. Net income (loss)			(5090)	4250
B. Additions (Includes non-conforming capital of	29 $ 35700	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 150	4272)		4270
2. Balance, end of period (From item 1800)			$ 118797	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 0	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COVENTRY CAPITAL, INC. as of 09/30/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC DAIN [4335] .... [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

COVENTRY CAPITAL, INC.
RECONCILIATION OF THE AUDITED
COMPUTATION OF NET CAPITAL AND BROKER/DEALER'S
CORRESPONDING UNAUDITED PART IIA

	UNAUDITED PART II 30-Sep-07							AUDITED PART II 30-Sep-07				
	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.	AUDIT JOURNAL DEBIT	REPORT ENTRIES CREDIT	DEBIT	CREDIT	NON-ALLW ASSETS	LIAB	A.I.
CASH-CHECKING	2,333							2,333				
CLEARING-CEF												
CLEARING ACCT	12,400					(5) 11		12,411				
SAFEKEEPING ACCT												
INTEREST RECEIVABLE												
A/R TRANSACTIONS	9,669							9,669				
DUE FROM OFFICER	94,972		94,972			(2) 4,195		99,167		99,167		
DEPOSIT-RENT												
OFFICE EQUIPMENT	59,089							59,089				
A/D OFFICE EQUIPMENT		59,089							59,089			
CSV-LIFE INSURANCE												
ACCOUNTS PAYABLE							(11) 3,900		3,900		3,900	3,900
DEFERRED INCOME TAXES		1,173		1,173	1,173	(3) 717			456		456	456
PAYROLL TAXES												
INCOME TAX PAYABLE							(8) 427		427		427	427
CAPITAL STOCK		95,000							95,000			
PAID IN CAPITAL		36,700							36,700			
TREASURY STOCK												
UNREALIZED GAIN OF SECURITY		2,009					(7) 12		2,021			
RETAINED EARNINGS	15,508						(10) 584	14,924				
	193,971	193,971	94,972	1,173	1,173	4,923	4,923	197,593	197,593	99,167	4,783	4,783

(1) RECORD INTEREST RECEIVABLE ON BOND
(2) RECORD CHANGES TO OFFICER LOAN ACCT.
(3) ADJUST DEFERRED TAXES
(4) ADJUST ACCUM. DEPRN. FOR YEAR
(5) ADJUST TO FMV
(6) EXPENSE RECLASSIFICATION
(7) ADJUST UNREALIZED LOSS ON SECURITY
(8) RECORD INCOME TAX LIABILITY FOR Y/E
(9) ADJUST P/R TAXES FOR Y/E
(10) RECORD NET EFFECT ON R/E FOR AJE'S
(11) RECORD ADDITIONAL PAYABLE


DAVIS
KELLER
& WIGGINS
CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

In planning and performing our audit of the financial statements of Coventry Capital, Inc. for the year ended September 30, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. However, we noted certain matters involving the internal control and its operations that we consider reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Due to the fact that one person functions as accountant, manager, and owner, it is impossible or impracticable to implement significant internal controls within the organization.

This report is intended for the information and use by the board of directors and the Securities and Exchange Commission.

Davis, Keller + Wiggins, LLC

St. Louis, Missouri
November 16, 2007

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

CONTENTS

	Pages
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	2
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME	3
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-9
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY FINANCIAL INFORMATION	10
SUPPLEMENTARY INFORMATION	
SCHEDULES OF COMPUTATION OF NET CAPITAL	11
SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES	12
SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES	13



DAVIS
KELLER
& WIGGINS

CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

We have audited the accompanying statements of financial condition of Coventry Capital, Inc., a Delaware corporation, as of September 30, 2007 and 2006, and the related statements of income (loss) and comprehensive income (loss), changes in stockholder's equity, changes in subordinated liabilities and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Capital, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Davis, Keller + Wiggins, LLC

Certified Public Accountants
November 16, 2007

2025 CRAIGSHIRE ■ SUITE 130 ■ ST. LOUIS, MO 63146 ■ (314) 514-0800 ■ FAX (314) 514-0999 ■ (800) 875-4285

COVENTRY CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2007 AND 2006

	2007	2006
ASSETS		
Cash	$ 2,333	$ 360
Clearing deposit - marketable security	12,411	12,561
Commissions receivable	9,669	9,100
Interest receivable	-	89
Advances to related party	99,167	78,428
Office equipment and software, net of accumulated depreciation of $59,089 and $59,089	-	-
Total Assets	$ 123,580	$ 100,538
LIABILITIES		
Accounts payable	$ 3,900	$ 3,793
Accrued payroll taxes	-	85
Deferred income taxes	456	456
Income tax payable	427	7,867
Total liabilities	4,783	12,201
STOCKHOLDER'S EQUITY		
Common stock, authorized 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	95,000	95,000
Contributed capital	36,700	1,000
Retained deficit	(14,924)	(9,834)
Accumulated other comprehensive income	2,021	2,171
Total stockholder's equity	118,797	88,337
Total Liabilities And Stockholder's Equity	$ 123,580	$ 100,538

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
REVENUES		
Fee and commissions	$ 167,265	$ 164,334
OPERATING EXPENSES		
Advertising	573	410
Auto expense	3,641	1,823
Depreciation	-	10,898
Delivery expense	724	1,578
Donations	300	100
Dues	4,721	473
Compensation	5,721	7,628
Director fees	75,803	45,000
Entertainment and meals	12,309	6,160
Employee benefits	22,231	20,740
Insurance	1,396	-
Office and other services	22,925	23,184
Outside services	1,843	-
Professional services	6,339	3,475
Regulatory fees	2,572	1,870
Rent	3,603	7,355
Taxes & licenses	991	1,482
Telephone	8,248	8,679
Travel	2,896	2,370
Total Operating Expenses	176,836	143,225
OPERATING INCOME (LOSS)	(9,571)	21,109
OTHER INCOME		
Interest income	4,908	4,296
NET INCOME (LOSS) BEFORE INCOME TAXES	(4,663)	25,405
INCOME TAX EXPENSE , NET		
Current	427	7,867
Deferred	-	(1,971)
Total Income Tax Expense (Benefit), Net	427	5,896
NET INCOME (LOSS)	(5,090)	19,509
OTHER COMPREHENSIVE LOSS - UNREALIZED NET LOSS ON MARKETABLE SECURITIES	(150)	(414)
COMPREHENSIVE INCOME (LOSS)	$ (5,240)	$ 19,095

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
COMMON STOCK		
Authorized - 2,000 shares, no par value, issued 107.5 shares, outstanding 97.5 shares	$ 95,000	$ 95,000
CONTRIBUTED CAPITAL	36,700	1,000
RETAINED DEFICIT		
Beginning balance	(9,834)	(29,343)
Net income	(5,090)	19,509
Ending balance	(14,924)	(9,834)
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Unrealized gain on available for sale security, net of tax effect	2,021	2,171
TOTAL STOCKHOLDER'S EQUITY	$ 118,797	$ 88,337

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
OPERATING ACTIVITIES		
Net income (loss)	$ (5,090)	$ 19,509
Adjustments to reconcile net cash provided by operating activities:		
Depreciation and amortization	-	10,898
Deferred income taxes	-	(1,270)
Income tax payable	(7,440)	5,395
Effects of changes in:		
Commissions receivable	(569)	284
Interest receivable	89	-
Accounts payable	107	(1,226)
Accrued payroll taxes	(85)	55
Net cash provided (used) by operating activities	(12,988)	33,645
FINANCING ACTIVITIES		
Increase in related-party advances	(20,739)	(30,688)
Increase in fixed assets	-	(2,625)
Increase in Contributed Capital	35,700	-
Net cash provided (used) by financing activities	14,961	(33,313)
NET INCREASE IN CASH	1,973	332
CASH AT BEGINNING OF YEAR	360	28
CASH AT END OF YEAR	$ 2,333	$ 360
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 7,867	$ 2,472

See Accountant's Audit Report

The Notes to Financial Statements are an integral part of these statements.

COVENTRY CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company is an introducing broker-dealer that receives no securities. It is subject to regulation by the Securities and Exchange Commission ("SEC"). The Company provides stock and bond brokerage services (approximately 79 percent of 2007 and 2006 revenues) and investment advisory services (approximately 21 percent of 2007 and 2006 revenues). Brokerage commission income is recorded net of clearing house charges on a settlement date basis. Advisory fees are computed and billed in advance for the following period at a contractual percentage of the client's month-end portfolio fair market value. As the broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly middle-income individuals, its operations may be affected by economic fluctuations.

Use of estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Equipment and software

Equipment is stated at cost and is depreciated principally using accelerated methods over a five-year estimated life.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $573 and $410 during the years ended September 30, 2007 and 2006, respectively.

Income taxes

The provision for income taxes is based on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change in the deferred tax assets and liabilities.

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (FAS 115), marketable securities considered available-for-sale are recorded at fair market value if they have a readily determinable fair value. The corresponding accumulated unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the statement of financial condition, net of tax effect. Management believes that its investments in marketable securities should be classified as investments that are available-for-sale. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income.

Comprehensive Income Reporting

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income", which requires comprehensive income and its components to be reported when a Company has items of other comprehensive income (loss). During the years ended September 30, 2007 and 2006, the Company recognized other comprehensive losses of \$(150) and \$(414), respectively, which is included in the total of accumulated other comprehensive income in the statements of stockholder's equity. The comprehensive income amounts are attributed to the unrealized gain (loss) in the fair value of marketable securities (Note 3). Comprehensive income, consisting of net income plus other comprehensive income (loss), aggregated to \$(5,240) and \$19,095 for the years ended September 30, 2007 and 2006, respectively.

2. ADVANCES TO RELATED PARTY

The Company has made advances to its' sole officer, which are due upon demand. The Company charged interest at approximately five percent for 2007 and 2006 on the average loan balances. Interest income for the years ended September 30, 2007 and 2006 was $4,195 and $3,583, respectively.

3. CLEARING DEPOSIT - MARKETABLE SECURITY

The Company is required to maintain a minimum deposit of $10,000 in the Clearing account. The Company currently owns the following marketable security that is valued at market. The resulting difference between cost and market is included in other accumulated comprehensive income in the statement of stockholder's equity, net of tax effect. The cost and market values of these securities at September 30, 2007 and 2006 are as follows:

	2007	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,411

	2006	
	Cost	**Market**
$10,000 U.S. Treasury Bond at 7-1/8 percent due February 2023	$ 10,390	$ 12,561

4. RENT EXPENSE

The Company conducts its operations from facilities that are leased on a month-to-month basis.

5. INCOME TAX

The deferred tax liability as of September 30, 2007 and 2006 is as follows:

	2007	**2006**
Unrealized gain on marketable securities	(456)	(456)
Deferred Income Tax Liability	$(456)	$(456)

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



DAVIS
KELLER
& WIGGINS

CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

Our report on our audits of the basic financial statements of Coventry Capital, Inc. for the years ended September 30, 2007 and 2006 appears on page 1. These audits were done for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on the following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied on the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Keller & Wiggins, LLC

Certified Public Accountants

November 16, 2007

COVENTRY CAPITAL, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2007 AND 2006

	2007	2006
Assets	$ 123,580	$ 100,538
Liabilities	(4,783)	(12,201)
Stockholder's equity	118,797	88,337
Nonallowable assets	(99,167)	(78,428)
Tentative net capital	19,630	9,909
Haircuts	(683)	(691)
Net capital	18,947	9,218
Required capital	(5,000)	(5,000)
Excess net capital	$ 13,947	$ 4,218

See accountants' report on supplementary information.


DAVIS
KELLER
& WIGGINS

CERTIFIED PUBLIC ACCOUNTANTS LLC & CONSULTANTS

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

To the Board of Directors
Coventry Capital, Inc.
Granite City, Illinois

For the years ended September 30, 2007 and 2006, there were no material inadequacies in the records of Coventry Capital, Inc.

Davis, Keller + Wiggins, LLC

Certified Public Accountants

November 16, 2007

2025 CRAIGSHIRE ■ [illegible] 514-0999 ■ (800) 875-4285

See accountants' report on supplementary information

COVENTRY CAPITAL, INC.

SCHEDULES OF CHANGES IN SUBORDINATED LIABILITIES

SEPTEMBER 30, 2007 AND 2006

	2007	2006
Subordinated liabilities at beginning and end of year	$ -	$ -

END

See accountants' report on supplementary information.